November 7, 2007

Mr. Dave Walz

Staff Accountant, Division of Corporate Finance

United States Securities and Exchange Commission

100F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

RE:  File No. 1-16291: Genesis Bioventures Response

Dear Mr. Walz:

Enclosed please find our response to your comments to us dated September 26, 2007 in the attached documents.

We look forward to any additional comments or questions you may have regarding our responses and our proposed resolution actions.  We would like to follow up with you to ensure the proposed changes satisfy your inquiry. Please do not hesitate to contact me if I can answer any further questions.

In connection with our response to your comments the Company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

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The company man not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Douglas Lane

Douglas C. Lane

President and CEO

Attachments

Cc:

Jeffrey A. Conrad, Esq, Secretary

Board of Directors

GENESIS BIOVENTURES’ RESPONSE TO

SEC QUESTIONS DATED SEPTEMBER 26, 2007 REGARDING ITEM 4.02 OF FORM 8-K FILED SEPTEMBER 20, 2007

Item 4.02 Form 8-K

1.

Item 4.02(a)(1) requires the disclosure of the date on which you concluded you’re your financial statements could no longer be relied upon.  Also, we note the disclosure included in the first paragraph of your filing indicated the Company filed an amended Form 10-QSB for the periods ending March 31, 2006, June 30, 2006 and September 30, 3006 on April 2007.  These filings were received by the EDGAR system on May 17, 2007.  In addition, your amended 10-KSB for the fiscal year ended December 31, 2006 was filed May 18, 2007, not April 18, 2007 as indicated in your Form 8-K.  Please amend your Form 8-K to indicate the date you concluded regarding the non-reliance and to reflect the appropriate dates your amended filings were received by EDGAR.

Response:  The Company has amended its filing to include the date which we concluded that the financial states could not be relied on and we have also amended the filing to reflect the appropriate dates the amended filings were received by the EDGAR.

2.

Item 4.02(a)(3) requires disclosure indicating whether the audit committee or the board of directors in the absence of the audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to Item 4.02(a).  Please revise your form 8-K to include such disclosure, or to indicate that no such consultation was initiated with your independent accountant.

Response:

  The Company has amended its filing to state that the Company’s CEO and Interim Principal accounting officer did in fact consult with its independent accountant on the matters disclosed in the filing pursuant to Item 4.02(a).

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